

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Jeffrey Cocks
Chief Financial Officer
Nevada Canyon Gold Corp.
316 California Avenue
Suite 543
Reno, NV 89509

> **Re: Nevada Canyon Gold Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 27, 2023**
> **File No. 000-55600**

Dear Jeffrey Cocks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Description of Business, page 1

1. Please revise to include summary disclosure pursuant to Item 1303 of Regulation S-K. The summary disclosure should include a map of all properties. Please clearly identify which properties are material and which properties are not material.

2. Please revise your individual property section to include the information required under Item 1304(b) of Regulation S-K, including:
    *   a property map,
    *   the location, accurate to within one mile, using an easily recognizable coordinate system, and
    *   the total cost or book value of the property and its associated plant and equipment.

3. Please revise to only include current mineral resources meeting the requirements

established under Item 1302(d) of Regulation S-K. Historical resources, and resources prepared under other jurisdictions, that do not meet the aforementioned requirements, should be removed from your filing.

4.   Please revise to include the information required under Item 1305 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation